 Exhibit 99.2

Foremost Clean Energy Ltd.

Management’s Discussion and Analysis

For the period ended June 30, 2026

NASDAQ: FMST	CSE: FAT

Foremost Clean Energy Ltd. Management Discussions and Analysis Period Ended June 30, 2026

MANAGEMENT DISCUSSION AND ANALYSIS

This MD&A is dated as of August 11, 2026.

This management’s discussion and analysis of financial position and results of operations (“MD&A”) is prepared as of August 11, 2026, and should be read in conjunction with the condensed interim consolidated financial statements of Foremost Clean Energy Ltd. (“Foremost” or the “Company”) for the period ended June 30, 2026, with the related notes thereto. The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). As permitted by the rules of the U.S. Securities and Exchange Commission for foreign private issuers, we do not reconcile our financial statements to United States generally accepted accounting principles.

All dollar amounts included therein and in the following MD&A are expressed in Canadian dollars except where noted.

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR+) in Canada, which can be obtained from www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) in the United States, which can be obtained from www.sec.gov.

The Company is a public company with common shares listed on the Canadian Securities Exchange (the “CSE”) under the symbol “FAT” and on the Nasdaq Capital Market under the symbol “FMST”. The Company also has one series of publicly traded warrants listed on the Nasdaq Capital Market under the symbol “FMSTW”.

FORWARD-LOOKING STATEMENTS

Except for statements of historical facts relating to the Company, this MD&A contains "forward-looking statements" within the meaning of applicable securities legislation. These forward-looking statements are made as of the date of this MD&A and the Company does not intend and does not assume any obligation to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of metals, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of future exploration programs, capital expenditures, success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the completion of transactions and future listings and regulatory approvals. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information in this MD&A includes, among other things, disclosure regarding: the Company’s mineral properties as well as its outlook, statements with respect to the success of exploration activities, permitting timelines, costs and expenditure requirements for additional capital and regulatory approvals, as well as the information under the headings "Overall Performance”, “Liquidity” and “Capital Resources”.

In making the forward looking statements in this MD&A, the Company has applied certain factors and assumptions that it believes are reasonable, including: that there is no material deterioration in general business and economic conditions; that the timing, costs and results of the Company’s proposed exploration programs are consistent with the Company’s current expectations; that the Company receives regulatory and governmental approvals and permits for its properties on a timely basis; that the Company is able to obtain financing for its properties on reasonable terms and on a timely basis; that the Company is able to procure equipment and supplies in sufficient quantities and on a timely basis; that engineering and exploration timetables and capital costs for the Company’s exploration plans are not incorrectly estimated or affected by unforeseen circumstances or adverse weather conditions; and that any environmental and other proceedings or disputes are satisfactorily resolved.

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Foremost Clean Energy Ltd. Management Discussions and Analysis Period Ended June 30, 2026

However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors may include, among others: actual results of current and proposed exploration activities; actual results of reclamation activities; future metal prices; accidents, labor disputes, adverse weather conditions, unanticipated geological formations; other risks of the mining industry; delays in obtaining governmental or regulatory approvals or financing or in the completion of exploration activities; and as well as those factors discussed in the section entitled "Risks and Uncertainties" in this MD&A. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

The technical information in this MD&A has been reviewed by Cameron MacKay, P. Geo., who is a Qualified Person as defined by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43- 101”).

DESCRIPTION OF BUSINESS

Foremost Clean Energy is an emerging North American uranium and lithium exploration company with an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%) spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. Foremost also has a portfolio of lithium-focused projects at varying stages of development, which are located in Manitoba.

As the demand for carbon-free energy continues to accelerate, North American sources of uranium and lithium are expected to be increasingly in demand. Foremost’s uranium project portfolio offers significant exploraiton potential across various well situated properties at different stages of exploration – including high-potential grassroots projects to more advanced exploration projects with identified mineralization and drill-ready targets. The Company’s objective is to make meaningful discoveries, through technically valid and systematic exploration programs.

SUBSIDIARY

Rio Grande Resources Ltd (“Rio Grande”) was newly incorporated on July 19, 2024 for the purpose of the spin-out that was completed on January 31, 2025. At June 30, 2026, the Company owned 5,152,557 shares representing a 11.23% interest (March 31, 2026 – 11.48% interest) in Rio Grande. Sierra Gold & Silver Ltd. (“Sierra”) was a wholly owned subsidiary of the Company, which became a wholly-owned subsidiary of Rio Grande as part of the spin-out, and deconsolidated from Foremost as a result of the completion of the spin-out during the year ended March 31, 2025.

GOING CONCERN

The condensed interim consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at June 30, 2026, the Company has had significant losses. In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These circumstances cast substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Any such adjustments may be material.

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Foremost Clean Energy Ltd. Management Discussions and Analysis Period Ended June 30, 2026

The Company’s business financial condition and results of operations may be further negatively affected by global geopolitical and economic developments, including the wars and economic disruption related to trade actions and/or tariffs. The indirect impacts on the economy and the mining industry or other related industries, could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

	June 30, 2026	March 31, 2026

Working capital	$2,054,308	$3,256,096
Deficit	$(31,651,263)	$(30,616,729)

MINERAL PROPERTIES

URANIUM PROPERTIES

Athabasca Properties

During the year ended March 31, 2025, the Company entered into an option agreement with Denison Mines Corp. (“Denison”), to acquire up to a 70% interest in the Athabasca Properties, which is a group comprised of 10 uranium exploration properties covering over 330,000 acres in the Athabasca Basin region in Northern Saskatchewan.

Ownership Details

The Athabasca Properties are comprised of 45 mineral exploration claims that form each of the Blackwing, Murphy Lake South, GR, CLK, Torwalt Lake, Turkey Lake, Epp Lake, Marten, Wolverine, and Hatchet Lake properties. Denison holds 100% ownership in all of the properties except for Hatchet Lake, which is subject to a joint venture agreement with Trident Resources Corp., with Denison holding a ~70.15% ownership as of June 30, 2026.

Under the terms of the option, the Company may acquire up to 70% of Denison's interest in the Athabasca Properties. In the case of Hatchet Lake, Foremost can earn up to a 51% interest in the Hatchet Lake joint venture, representing slightly over 70% of Denison's ownership interest at the execution of the option agreement.

The Option Agreement contains three (3) phases, as summarized below:

Phase 1

During the year ended March 31, 2025, the Company earned a 20% interest in the Athabasca Properties (14.03% for Hatchet Lake), by completing the following:

  Issued 1,369,810 common shares valued at $5,205,278 to Denison;
  Appointed a Technical Advisor to Foremost at Denison's election; and
  Entered into an Investors Rights Agreement providing for, among other things: the appointment by Denison of up to two (2) individuals to the board of directors of Foremost; and a pre-emptive equity participation right for Denison to maintain a 19.95% equity interest in Foremost.

The Company also issued 425,682 common shares to arm’s length parties for finders and advisory fees valued at $1,511,171.

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Foremost Clean Energy Ltd. Management Discussions and Analysis Period Ended June 30, 2026

Phase 2

During July 2026, the Company earned an additional 31% interest in the Athabasca Properties (21.75% for Hatchet Lake) by completing the following ahead of the deadline of October 4, 2027:

  Issued 848,610 common shares valued at $2,000,000 to Denison; and
  Incurred $8,000,000 in exploration expenditures on the Athabasca Properties.

Phase 3

With Phase 2 completed, the Company can earn an additional 19% interest in the Athabasca Properties (15.22% for Hatchet Lake), by completing the following on or before October 4, 2030:

  Pay Denison a further $2,500,000 in cash or common shares or a combination thereof, at the discretion of Foremost; and
  Incur a further $12,000,000 in exploration expenditures on the Athabasca Properties.

If the conditions of Phase 3 are not satisfied, Foremost shall forfeit a portion of its interests in and rights to the Athabasca Properties such that Denison's interests in each of the Athabasca Properties will be 51% and operatorship shall revert to Denison.

Upon completion of Phase 3 of the Option Agreement, the parties will enter into a joint venture agreement in respect of each of the Athabasca Properties other than Hatchet Lake and Foremost will become a party to the existing Hatchet Lake joint venture agreement between Trident Resources Corp. and Denison.

Exploration update

The Hatchet Lake Uranium Property

The Hatchet Lake property encompasses nine (9) mineral claims within two (2) claim blocks (Richardson and South, or Tuning Fork), totaling 25,234 acres (10,212 hectares) located in the northeast region of the Athabasca Basin. Historic drilling on the property dates back to the 1960’s. More recent drilling has been conducted with promising results beginning in 2013 where 2,360.6 meters over 12 drillholes was completed. Highlights from the 2013 program include drill hole RL-13-13, which returned 1.52% U3O8 over 0.15 metres, located approximately five meters below the unconformity. Additionally, drillhole RL-13-16 encountered uranium mineralization straddling the unconformity, grading 0.45% U3O8 over 2.3 meters. In 2014, 2,038 metres over 10 drillholes were completed, which focused on close proximity drillholes to follow-up the 2013 results. The highlight was drillhole RL-14-19 which intersected a broad zone of weak uranium mineralization averaging 0.025% U3O8 over 8.5 meters. In addition, drillhole RL-14-27 returned significant base metal mineralization, including 3.3% Pb, 0.27% Zn, and 19.6 g/t Ag over 9.6 metres.

Exploration progressed in 2015 with a total of 2,547 meters over 9 drillholes in the Tuning Fork grid area. Notable highlights from this campaign include drill hole TF-15-01, which intersected a zone of intense basement clay alteration with elevated uranium values of 491 ppm U. Drilling programs during this period demonstrated the presence of significant structures and alterations consistent with uranium mineralization systems.

The 2024 drill program showcased continued success, particularly in the Richardson and Tuning Fork areas. Drillhole RL-24-29 returned notable results of 0.11% U3O8 (901 ppm U) from 81.2 to 81.4 meters and 0.04% U3O8 (354 ppm U) from 81.4 to 81.9 metres. The Tuning Fork area also returned anomalous levels of pathfinder elements warranting further follow up.

On October 2, 2025, the Company announced the receipt of a three-year exploration permit from the Saskatchewan Ministry of Environment for Hatchet Lake Uranium Project. The permit is valid until December 28, 2028, and authorizes up to 50 drill holes.

2025 Drill Program Highlights

On October 29, 2025, the Company announced the results from its completed maiden winter drill program at Hatchet, originally planned as an 8-hole ~2,000 metre program, which was subsequently increased to 10-holes for over 2,400 metres.

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Tuning Fork Target

The assay results from the drill program verify uranium mineralization previously identified by downhole radiometric logging (Tables 1 and 2) in TF-25-16 at the Tuning Fork target. Assays from TF-25-16 confirm significant uranium mineralization corresponding with previously reported radiometric equivalent (“eU₃O₈”) values. The mineralization occurs at or just below the Athabasca unconformity and is associated with strong clay-hematite-chlorite alteration within graphitic shear zones—features characteristic of unconformity-related uranium systems.

Follow-up holes TF-25-17 and TF-25-18 intersected strong hydrothermal alteration both above and below the mineralized interval in TF-25-16, and TF-25-20 extended the hydrothermal alteration at least 50 metres along strike to the northeast. The alteration features observed may indicate proximity to a larger mineralized system.

Table 1 – 2025 Tuning Fork Geochemical Assay Results

Hole ID	From (m)	To (m)	Length (m)	Assay Results (U3O8)[1]	Previously Reported Preliminary Results (eU3O8)[2]
TL-25-16[3]	144.0	150.2	6.2	0.10	0.10[4]
	Includes[5]
	144.5	145.0	0.5	0.20	0.132[6]
	149.75	150.2	0.45	0.87	0.22[7]
TL-25-13[8]	115.0	117.5	2.5	0.03	n/a

Richardson Target

At Richardson, final assay results from RL-25-32 returned uranium mineralization in two intervals. The first was encountered immediately below the Athabasca unconformity, where assays returned 0.3m at 0.02% U3O8. A second interval was intersected in the underlying sub-Athabasca basement rocks, where the assays returned by 0.2m at 0.05% U3O8.

2 Radiometric equivgrade, see Foremost Clean Energy News Release May 1, 2025.

3 TF-25-16 was drilled with an azimuth of 290° a dip of -68° located at 564393 E, 6484264N (NAD83 Zone 13).

4 eU3O8 reported over 6.5m from 144.5m.

5 Composite interval with 0.05% U3O8 cutoff grade and no internal dilution.

6 eU3O8 reported over 1.0m from 144.5m

7 eU3O8 reported over 0.9m from 146.9m

8 TF-25-13 was drilled with an azimuth of 350° a dip of -70° located at 566679 E, 6484837N (NAD83 Zone 13).

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Table 2 – 2025 Richardson Assay Results

	From (m)	To (m)	Length (m)	Assay Results (U3O8)[9]	Previously Reported Preliminary Results (eU3O8)[10]
RL-25-32[11]	89.5	89.8	0.3	0.02	0.082[12]
	240.2	240.4	0.2	0.05	0.077[13]

2026 Exploration Highlights

In January 2026 the company completed a ground-based gravity survey on the southern portion of the Richardson Trend and in May 2026 a diamond drill program was completed to follow up on the Tuning Fork uranium discovery made in 2025 and test gravity anomalies along the Richardson Trend.

Tuning Fork Target

The Tuning Fork drilling was primarily designed to test the along-strike and down-dip continuity of, and refine the structural controls associated with, previously encountered uranium mineralization at the Athabasca unconformity. Secondary targets included evaluating a recently identified EM conductor located west of the 2025 discovery and other drill-ready targets at both Hatchet Lake South and Hatchet Lake North.

On May 13, 2026 the Company announced the successful completion of its winter drill program at the Tuning Fork target area. The drill program expanded uranium mineralization across multiple drill fences, with six drill holes intersecting mineralization exceeding the 0.05% eU₃O₈ reporting threshold. A summary of the significant radiometric results is presented in Table 3. The strongest intercept of the program was returned from hole TF-26-30, which intersected 4.6 metres grading 0.34% eU₃O₈, including 1.4 metres grading 1.00% eU₃O₈. Core samples have been submitted to the Saskatchewan Research Council (SRC) with assay results pending.

The final drill fence of the program also returned a mineralized intercept of 2.9 metres grading 0.18% eU₃O₈ in hole TF-26-36. Results from the program demonstrated continuity of uranium mineralization along the Tuning Fork Uranium Zone and expanded the known mineralized footprint across four of five drill fences tested. The Company believes these results support the prospectivity of the broader target area, including approximately 600 metres of underexplored conductive strike length located south of current drilling.

9 Single continuous sample.

10 Radiometric equivalent grade, see Foremost Clean Energy News Release May 15 2025

11 RL-25-32 was drilled with an azimuth of 231° a dip of -62 ° located at 561826 E, 6503984N (NAD83 Zone 13)

12 eU3O8 reported over 0.2m from 89.94m.

13 eU3O8 reported over 0.2m from 239.54m.

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Table 3 – 2026 Tuning Fork Uranium Zone eU3O8 Results

Hole ID	From (m)	To (m)	Length (m)[14]	eU3O8[15]
TF-26-23	143.7	145.8	2.1	0.06
TF-26-24	134.0	140.9	6.9	0.06
TF-26-26	139.8	140.2	0.4	0.08
TF-26-27A	140.0	140.7	0.7	0.13
	146.3	146.7	0.4	0.06
TF-26-30	139.1	143.7	4.6	0.34
	includes
	139.6	141.0	1.4	1.00
TF-26-36	138.0	140.9	2.9	0.18

14 True depth and thickness measurements have not yet been determined

15 Radiometric equivalent grade composited at a 0.05% eU3O8 cut-off with maximum internal dilution of 2.0m

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Foremost Clean Energy Ltd. Management Discussions and Analysis Period Ended June 30, 2026

Richardson Target

In January 2026, the Company completed a ground-based gravity survey over an approximately 7-kilometre-long by up to 5-kilometre-wide area on the southern portion of the Richardson Trend. The survey comprised 785 unique gravity stations and 18 repeat measurements and delineated several discrete gravity anomalies. In May 2026, the Company completed three diamond drill holes on the Richardson Trend to test targets refined using the gravity survey results. Drill hole RL-26-35 intersected approximately 40 metres of strong hydrothermal alteration associated with two graphitic faults and localized elevated radioactivity, which may warrant further follow-up.

Sampling, Analytical Methods and QA/QC Protocols

Following the completion of a drill hole, the hole is radiometrically logged using a downhole gamma probe, which collects continuous readings of radioactivity along the length of the drill hole. Probe results are then calibrated using an algorithm calculated from the comparison of probe results against a geochemical reference. The gamma-log results provide an immediate radiometric equivalent uranium value (eU3O8%) for the hole, which, except in very high-grade zones, is reasonably accurate.

The downhole gamma probe data detailed in this news release was measured using a QL40-GR Natural Gamma probe from Mount Sopris that was calibrated on July 17, 2025, at the Grand Junction, CO, calibration test pits. Downhole measurements were taken at 0.10m intervals from the top of hole and depth corrected to the handheld RS-125 scintillometer, which was used to determine radioactivity of the core.

All drill core samples from the program, collected as NQ-sized core, were shipped in secure containment to the Saskatchewan Research Council (SRC) Geoanalytical Laboratories in Saskatoon, Saskatchewan for preparation, processing, and multi-element geochemical analysis. Analyses were completed by ICP-MS and ICP-OES using total (HF:HNO₃:HClO₄) and partial (HNO₃:HCl) digestions, with boron determined by fusion, and U₃O₈ wt% assays performed by ICP-OES using higher-grade uranium standards. Sample intervals were selected based on downhole radiometric equivalent uranium grades and handheld scintillometer (RS-125) readings and typically consist of continuous half-core splits ranging from 0.2 to 0.5 metres over mineralized intervals. One half of the split core was retained for reference, and the other half submitted to the SRC for analysis.

All reported depths and intervals are drill hole depths and do not represent true thicknesses, which remain to be determined.

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Turkey Lake Uranium Property

The Turkey Lake Uranium Property (“Turkey Lake”) is located approximately 23 kilometres north of the McClean Lake mill and 25 kilometres north of the Eagle Point mine along the eastern margin of the Athabasca Basin and consists of one mineral claim totalling 9,363 acres (3,789 hectares). The property adjoins the northern boundary of Denison’s Wolly Joint Venture project, which is operated by Orano Canada, and covers a prospective structural corridor characterized by conductive trends extending from the sandstone-covered portion of the property into historically underexplored basement rocks.

Exploration conducted between 1979 and 2016 included airborne and ground geophysical surveys, geochemical sampling and several drilling programs. Historical drilling identified uranium mineralization along the sandstone-covered conductors, most notably in drill hole TUR-4, which intersected 0.136% U₃O₈ over 0.6 metres at a shallow depth near the sub-Athabasca unconformity. Subsequent exploration delineated approximately 4.1 kilometres of conductive strike length and identified graphitic conductors, structural complexity, hydrothermal alteration and anomalous uranium and base-metal geochemistry associated with faulted unconformity settings.

In January 2026, the Company completed a ground gravity survey that identified numerous gravity-low anomalies along the conductive corridor. Several anomalies coincide with existing electromagnetic and magnetic-low features. Overlapping geophysical features such as these may reflect alteration and structural disruption along conductive horizons, which are important geological vectors used to prioritize uranium exploration targets in the Athabasca Basin. Several targets generated by the survey remain untested.

A 1,000- to 1,500-metre diamond drilling program has been designed to test targets developed through the integration of the gravity results with historical geological, geochemical and geophysical datasets. The program is expected to be initiated in late summer 2026 or winter 2027.

CLK Uranium Property

The CLK Property (“CLK”) encompasses 25,753 acres (10,422 hectares) and is situated approximately 30 kilometers south of the northern Athabasca Basin margin, overlapping the northwestern edge of the Snowbird Tectonic Zone. Historical drill programs in 1997 and 2000 resulted in the completion of two significant drill holes, CLG – D1 and CLG-D5, both of which intersected notable uranium mineralization:

  CLG-D1: Intersected 8,600 ppm U at 862 meters, hosted in pitchblende stringers in the basement just below the unconformity.
  CLG-D5: Intersected 510 ppm U at ~ 900 meters depth immediately above the unconformity.

In May 2025, the Company announced that it had completed a 771 line-kilometer MobileMT™ airborne geophysical survey over CLK, which was conducted by Expert Geophysics Surveys Inc. ("EGS"). The survey is expected to enhance the Company’s understanding of the conductive trends prospective for uranium mineralization, which were targeted during the 1997 drilling campaign that encountered uranium mineralization. Previous targeting was based on outdated geophysical surveying methods, which could not achieve the high resolution of sub-surface mapping that is available from modern geophysical surveying systems.

The survey data is currently being processed and is expected to help identify conductive trends and structural features associated with known uranium mineralization and will be used to delineate targets for future drill programs.

In late 2025, Caur Technologies completed an Ambient Noise Tomography (ANT) survey over a conductive lineament identified by the MobileMT™ survey and spatially associated with drillhole CLG-D1. Final model results are pending and are expected to refine interpretations of subsurface structures and the unconformity surface, strengthening the project’s geological framework and supporting future drill target generation.

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Wolverine Uranium Property

The Wolverine Property is comprised of three mineral claims totaling 12,444 acres (5,036 hectares), located on the southeastern edge of the Athabasca Basin. In June, 2025, the Company announced the commencement of a radon geochemical survey, designed to refine drill targeting by detecting radon gas emissions associated with subsurface uranium mineralization along known fault structures. Historical drilling has intersected uranium mineralization within faulted pegmatite basement rocks.

The Company announced the successful completion of the radon survey in August, 2025, which consisted of both radon flux monitoring over land and a small radon-in-water component to test adjacent wetlands. A total of 893 data points were collected over the survey grid. The survey results reinforce the property’s exploration potential. Results from the radon flux monitoring identified elevated radon trends within the property, including a one-kilometer-long anomaly trending northeast and a second anomaly in the northeast portion of the grid, both of which remain open along strike. These results will be integrated with existing geochemical and geophysical data to prioritize drill targets.

GR and Blackwing Properties

The GR Property consists of 16 mineral claims encompassing 19,487 acres (78,585 hectares), while the Blackwing Property comprises two mineral claims covering 25,753 acres (10,422 hectares). GR and Blackwing are located on the north-western side the Athabasca Basin and are strategically situated along two major structural corridors known to control uranium mineralization, The Grease River Shear Zone, which bisects GR, is a major crustal-scale fault system that has been interpreted as a conduit for mineralizing fluids. Similarly, the Black Bay Fault, which cuts directly through the center of Blackwing, is a prominent reactivated basement structure that may provide an ideal setting for the concentration of uranium-bearing fluids.

In 2025 the Company completed a district-scale 5,000 line-kilometer MobileMT™ airborne geophysical survey across both properties. The survey completed by EGS and was designed to detect deep conductive structures prospective for hosting high-grade uranium mineralization. The Company is working on interpretation of the survey results, which are expected to guide future ground geophysical programs and ultimately drill targeting on both properties.

Murphy Lake South Uranium Property

The Murphy Lake South Uranium Property (“Murphy”) located approximately 30 kilometers northwest of the McClean Lake mill within the eastern edge of the Athabasca Basin, comprises six mineral claims totaling 17,676 acres (7,153 hectares). Murphy is situated within the Mudjatik Domain, a region with strong uranium potential, and sits adjacent to the renowned LaRocque Lake Conductive Corridor—host to IsoEnergy’s Hurricane Deposit, one of the highest-grade uranium deposits in the world.

Murphy has had a history of exploration and drilling campaigns that have significantly contributed to understanding its potential to host a uranium deposit. In 2014, a DC/IP survey was conducted, collecting a total of 12.8 kilometers of data along eight survey lines spaced 200 meters apart. This survey identified zones of low resistivity in the sandstone column, interpreted to be associated with significant hydrothermal sandstone alteration linked to reactivated basement faults, which was used to idendify exploration targets. In 2015, a diamond drilling program was executed, totaling 1,818 meters in five drill holes, targeting resistivity anomalies along the southern conductive trend. Notably, drill hole MP-15-03 encountered 0.25% U3O8 over 6.0 meters and each of the other four drill holes detected significant structures and alteration, which may be suggestive of a prospective mineralized system.

In 2016, a further drilling program was conducted, comprising approximately 3,700 meters across ten holes, aimed at testing targets along strike from drill hole MP-15-03. This campaign confirmed the continuity of the hydrothermal sandstone alteration system over an impressive 850-meter strike length and encountered weak uranium mineralization in three of the drilled holes (MP-16-08, MP-16-11, and MP-16-17). Drill hole MP-16-08 intersected uranium mineralization linked with a parallel graphitic fault zone, reporting grades of up to 0.183% U3O8. Continuing into 2017, nine holes totaling 3,433 meters were drilled along strike of previously encountered mineralization. Drill hole MP-17-19 highlighted significantly altered sandstone with elevated radioactivity, returning uranium values ranging from 126 to 1,320 ppm U over a 6-meter interval.

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In August 2025, the Company completed an ANT survey, which was carried out by Caur Technologies and resulted in a 3D velocity model of the subsurface to image structural offsets, fault zones, and alteration halos, which was then used to optimize the placement of future drill holes .

In November 2025, the Company completed a 2,695 meter diamond drilling program. Seven drill holes were completed and successfully tested a graphitic structural corridor associated with a 400-metre mineralized trend. Drilling intersected broad zones of hydrothermal alteration, reactivated basement structures, and multiple intervals of elevated radioactivity at and below the unconformity—hallmark features of Athabasca Basin unconformity-style uranium systems. These results confirm the presence of uranium-bearing hydrothermal fluids concentrated along graphitic fault zones and validate the Company’s exploration model and highlight the need for follow-up exploration.

GOLD AND LITHIUM PROPERTIES

The Manitoba Properties

The Zoro Lithium Property

The Zoro Lithium Property is 100%-owned by Foremost and is comprised of 16 claims over 8.377 acres (3,390 hectares) located near the east shore of Wekusko Lake in west-central Manitoba, approximately 20 km east of the mining town of Snow Lake, 249 km southeast of Thompson and 571 km northwest of Winnipeg.

Exploration at the Zoro Lithium Property

Diamond drilling, prospecting and sampling programs conducted in 2016 through 2019 confirmed the presence of spodumene bearing pegmatites. Metallurgical studies were undertaken on material collected from four 2018 drill holes at Dyke 1. The successful drill testing of a Mobile Metal Ions (“MMI”) soil geochemical anomaly in 2017 and the discovery of the high-grade lithium-bearing Dyke 8 provided the rationale for expanding these surveys to the remainder of the property.

A helicopter-assisted crew of field technicians extended the current MMI survey coverage on the property with the collection of 784 soil samples The Company previously assessed the amount of high-grade lithium in Dyke 1 through a 2017/2018 winter drill program, reaching the dyke’s deeper levels (>150 m). Additionally, the winter drill program was expanded to Dykes 5 and 7, to test historic results and recent assay results from trench and outcrop sampling of both dykes. During the 2017/18 winter drill program, the Company also discovered a previously unknown spodumene bearing pegmatite dyke. The discovery was made during the 2,472-metre, 19-hole drill program, as described in Company’s news releases on January 19 and February 13, 2018. The discovery of this additional dyke was made by drill-testing a MMI soil geochemical anomaly bringing the total of known high-grade lithium mineralized spodumene pegmatite dykes on the Zoro Lithium Project to eight. Further results from the winter drill program included narrow intercepts from shallow drill holes testing Dykes 2, 5 and 7. Of these, Dyke 5, tested by drill hole FAR18-30, intersected 1 m of 1.2% Li2O. Overall the results for each of these dykes were consistent with historic exploration results. The Company announced assay results from the fifth drilling program at Zoro on July 3, 2019, completing a total 3,054 m of drilling in 22 holes. A total of five new pegmatite dykes have been identified to date, bringing the total to 13, and the drilling extended the limits at Dyke 8, which has been intersected by six holes from two of the Company’s drilling campaigns. The Company has posted the results of all historic drill programs and laboratory testing on its website. at www.foremostcleanenergy.com.

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Drill Programs

2024 Drill Program

In August 2024, positive results were reported from a 5,826-metre drilling campaign, which targeted untested mineralization at depth to south-east of Dyke 1, where the Company previously reported a maiden inferred resource of 1,074,567 tons at a grade of 0.91% Li2O, with a cut-off of 0.3%, as outlined in the Company’s Regulation SK-1300 Technical Report Summary (2023) and NI 43-101 Technical report (2018). Assay results included 1.52% Li2O over 5.02 m in drill hole FL24-009, 1.10% Li2O over 9.88 m in drill hole FL24-010, and 0.80% Li2O over 9.05 m in drill hole FL24-020.

Drill results completed during the Winter 2024 program proximal to Dyke 1 have demonstrated the continuity of lithium mineralization along Dyke, as well as infill areas along strike and at depth. Drilling was used to assess lateral continuity as well as to test the presence of mineralization at depth. Confirmation of lithium mineralization extended Dyke 1 from a previous 265-meter strike length to greater than 400 meters. In the west, the body is comprised of multiple near surface lithium-bearing pegmatites that range up to an apparent 17.9 m thickness.

NI 43-101 Technical Report

On July 9, 2018, the Company announced that it had received the first ever resource estimate for Dyke 1 on its Zoro Lithium Property. Dyke 1 contains an inferred resource of 1,074,567 tonnes grading 0.91% Li2O, 182 ppm Be, 198 ppm Cs, 51 ppm Ga, 1212 ppm Rb and 43 ppm Ta (at a cut-off of 0.3% Li2O). Dyke 1 is open at depth and to the north and south . The estimate has an effective date of July 6, 2018, and was prepared by Scott Zelligan P. Geo., an independent resource geologist of Coldwater, Ontario. Dyke 1 is one of sixteen known spodumene-mineralized pegmatite dykes on the property.

Inferred mineral resources are not mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that most of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future. Please refer to the Company’s new release dated July 9, 2018, for further details regarding this resource estimate and the methodologies, procedures and assumptions used to estimate same. The Company has filed the NI 43-101 Technical Report on SEDAR+.

Zoro Dyke 1 Positive Metallurgy

In May 2022, the Company announced that it has contracted XPS Expert Process Solutions (a Glencore company) to develop a process to develop and refine spodumene concentrate (SC6 technical specification) into a saleable battery-grade lithium hydroxide product. The objective is to produce a technical specification SC6 spodumene concentrate. SC6 is an inorganic material that can be further refined for use in the manufacturing of batteries, ceramics, glass, grease, and various lithium products.to deliver battery grade lithium hydroxide to supply an integrated EV battery ecosystem to energize the electrification of the transportation sector. The project was undertaken at XPS’s Falconbridge, Canada, facility and SGS Canada Inc.'s Lakefield, Canada, facility. The project included a single stage Dense Media Separation (“DMS”), flotation, pyrometallurgy and hydrometallurgy.

Results of Test Work

The Zoro Dyke 1 metallurgical program investigated the feasibility of lithium beneficiation by dense media and dry magnetic separation with the goal of producing a 6% Li2O concentrate from a Master Composite, at a fairly coarse particle size of -12.7/+0.5 mm. Completed heavy liquid separation (“HLS”), DMS and dry magnetic separation test work confirms that HLS demonstrates excellent potential for the recovery of an on-spec lithium concentrate from the Master Composite by dense media separation. For Phase one of the project, the results of which were released in December of 2022, the HLS and DMS (dense media separation) test work concluded Dyke 1 spodumene mineralization is amenable for production, resulting in a final spodumene concentrate assaying 5.93% Li2O, with a lithium recovery of 66.9% in 26.5% mass after magnetic separation. For Phase two of the project, the results of which were released in March of 2023, the DMS and flotation of DMS Middlings together achieved a global lithium recovery of 81.6% at a spodumene concentrate grade of 5.88%, demonstrating that the project’s spodumene concentrate is capable of producing both battery grade lithium products, lithium carbonate (Li2CO3) or lithium hydroxide (LiOH).

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Foremost Clean Energy Ltd. Management Discussions and Analysis Period Ended June 30, 2026

Chain of Custody, Quality Control and Quality Assurance, and Data Verification

Drill core for assay purposes was sawn in half after logging and core mark-up by the Company’s geologist. Samples were collected based on an appropriate sample interval and washed to remove mud from cutting the core with the core saw. The core sample was placed into a clear plastic bag and the sample number written on the bag. An assay tag was inserted into the sample bag, one tag was inserted into the core box marking the sample location and the third tag was retained in storage. All core samples were placed into a white vinyl pail with a sample inventory, labeled and stored in a locked facility until enough samples were available for shipping. At this point the sample pails were taken to the local shipping company and loaded into a sealed transport truck. A bill of lading was signed by the geologist after the number of sample pails were counted and the shipping address confirmed. Receipt of the sample pails was acknowledged by the assay laboratory. Blanks, duplicate samples, and internal standard reference materials were included with each sample batch.

All data used to estimate the above reported mineral resource estimate, including sampling, analytical and test data, has been verified by Scott Zelligan, P.Geo., from the original sources. This includes a site visit to the Zoro Lithium Project, review of previously drilled intervals in person and a comparison of the drill hole database to drill logs and assay certificates.

Jean Lake Lithium-Gold Property

The Jean Lake property is situated southwest of the Thompson Brother Trend in west-central Manitoba, 15 km east of the town of Snow Lake, Manitoba, Canada, and consists of five mineral claims covering approximately 2,476 acres (1,002 hectares). The Jean Lake property is situated within the Flin Flon-Snow Lake greenstone belt, which is recognized for its significant endowment of gold and base metals, as well as new developing lithium resources.

Ownership Details

The Company earned 100% interest in the Jean Lake property by paying $250,000 in cash, issuing $250,000 in shares (47,299 shares issued), and incurring $500,000 in exploration expenditures. The property agreement is subject to a 2% net smelter return royalty (the “NSR”). The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, from Mount Morgan Resources (“Mount Morgan”) by making a $1,000,000 cash payment to Mount Morgan, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production on the property.

Exploration at the Jean Lake Property

The property hosts the historic west-northwest striking Beryl lithium pegmatites rediscovered in August of 2021 in blasted trenches beneath 80 years of organic deadfall and glacial sediment. Assay results of the high-grade spodumene-bearing Beryl pegmatite dykes from two locations on the “Beryl” or B1, B2 pegmatites gave a range of 3.89-5.17% Li2O in five samples. Rock chip sampling initiated between August and September in 2021, by Foremost's prospecting team also confirmed the presence of gold mineralization.

2023 Drill Program

A drill program was commenced in Decmeber 2022, to test a variety of targets on the property using the integrated results of magnetic surveys, rock and soil geochemical surveys and outcrop prospecting. The drill program tested targets for lithium and gold, based on integrated prospecting, UAV-borne magnetic survey results, MMI soil geochemical surveys and outcrop rock chip analyses.

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Foremost Clean Energy Ltd. Management Discussions and Analysis Period Ended June 30, 2026

In June 2023, the Company announced that assay results were received from 246 NQ core samples collected during the diamond drill program. The Company's exploration efforts had focused on lithium in pegmatite using a variety of exploration techniques, which not only exposed the potential for spodumene, but also has demonstrated the potential for gold mineralization. The results of the program confirmed lithium at the B1 pegmatite but also identified new gold mineralization on the property.

Gold mineralization was encountered at vertical depths up to 110 m below surface, as well as lithium at the B1 spodumene bearing pegmatite.

Chain of Custody, Quality Control and Quality Assurance, and Data Verification

Quality Control and Quality Assurance on The 2023 Jean Lake Drill program follows the same protocols as that were followed in the Zoro Drill Program. See– Zoro Property – Chain of Custody, Quality Control and Quality Assurance and Data Verification” for discussion of quality control.

2025 Drill Program

In December 2025, the Company announced the completion of a 15-hole (2,266 meters) diamond drill program and core re-sampling program. Results from the drill program confirmed the presence of a near-surface, structurally controlled gold system along and adjacent to the Valkyrie Trend, with mineralization identified over approximately 600 metres of strike length. Significant gold results included 12.7 g/t Au over 2.1 metres in hole JL25-001 (including 40.0 g/t Au over 0.6 metres); 10.7 g/t Au over 5.6 metres in hole JL25-002 (including 82.0 g/t Au over 0.7 metres); 9.0 g/t Au over 3.4 metres in hole JL25-003 (including 34.2 g/t Au over 0.8 metres); 9.4 g/t Au over 2.2 metres in hole JL25-010 (including 27.9 g/t Au over 0.7 metres); and 6.2 g/t Au over 2.6 metres in hole JL25-009 (including 31.1 g/t Au over 0.5 metres). These results, together with previously reported drilling, support the Company’s interpretation of a gold-bearing structural corridor that remains open for further exploration along strike and at depth. A complete list of significant gold results is presented in Table 6.

The drill program also produced positive lithium results from the B1 Pegmatite. Hole JL25-005B intersected multiple spodumene-bearing intervals, highlighted by 1.6% Li2O over 5.0 metres from 52.0 metres (including 2.8% Li2O over 2.1 metres), and 1.5% Li2O over 4.8 metres from 62.6 metres (including 2.3% Li2O over 0.8 metres). These lithium results, taken together with the gold results, support the interpretation of Jean Lake as a high-potential project with multi-commodity exploration potential.

Table 6 – 2025 Jean Lake Gold Assay Results

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
JL25-001	53.5	55.0	1.5	3.9
JL25-001	74.0	80.7	6.7	1.2
JL25-001	118.2	120.3	2.1	12.7
JL25-002	100.5	106.1	5.6	10.7
JL25-002	113.1	115.3	2.2	5.0
JL25-002	179.5	181.0	1.5	1.5
JL25-003	89.1	91.7	2.6	2.7
JL25-003	104.5	111.5	7.0	1.8
JL25-003	127.8	131.2	3.4	9.0

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Foremost Clean Energy Ltd. Management Discussions and Analysis Period Ended June 30, 2026

JL25-004	87.0	88.5	1.5	1.3
JL25-004	90.0	91.5	1.5	3.2
JL25-004	101.7	103.3	1.6	2.7
JL25-006	36.0	38.5	2.5	2.6
JL25-006	142.0	143.5	1.5	3.8
JL25-006	156.0	156.6	0.6	2.6
JL25-006	169.5	176.2	6.7	2.9
JL25-007	29.5	31.0	1.5	2.6
JL25-007	43.4	48.8	5.4	2.6
JL25-007	52.0	53.7	1.7	1.2
JL25-007	126.5	127.0	0.5	4.7
JL25-009	15.4	24.5	9.1	1.5
JL25-009	30.0	36.7	6.7	1.6
JL25-009	52.5	55.1	2.6	6.2
JL25-010	14.2	15.5	1.3	1.2
JL25-010	26.0	27.5	1.5	1.3
JL25-010	48.0	50.2	2.2	9.4
JL25-011	11.2	17.2	6.0	1.2
JL25-012	52.9	53.5	0.5	12.5
JL25-014	79.5	81.0	1.5	1.2

Following completion of the drill program, the Company completed a targeted re-sampling program of selected historical drill core from the 2023 exploration campaign. The re-sampling program focused on previously unassayed intervals from select drill holes along the Valkyrie and Midas trends and was intended to improve the Company’s understanding of grade distribution and mineralized continuity. Results included 1.10 g/t Au over 8.0 metres from 22.0 metres in hole FM23-25 (including 6.9 g/t Au over 0.5 metres), and 0.64 g/t Au over 10.0 metres from 106.5 metres in hole FM23-08. The additional sampling provided additional geological information and will be incorporated with the drill results to refine the Company’s geological model and assist in prioritizing future exploration targets at Jean Lake.

Sampling, Analytical Methods and QA/QC

All drill core samples from the Jean Lake gold drilling program were collected as NQ-sized core. In zones of visible quartz-veining, sericite alteration, and arsenopyrite mineralization, samples were typically taken at 50 cm intervals. Outside of these zones, holes were continuously sampled at 1.5 m intervals. All core was sawn longitudinally, with one half retained on site for reference and the other half submitted for analysis. Samples were shipped to SGS Canada Inc., Burnaby, British Columbia, for sample preparation and analysis.

At SGS, samples were dried at 105°C, crushed to 75% passing 2 mm, and pulverized to 85% passing 75 microns (method PRP89). Gold analyses were performed by 30 g Fire Assay with Atomic Absorption Spectrometry finish (method GE_FAA30V5) with a detection range of 5–10,000 ppb Au. Samples returning values above the upper detection limit were re-assayed by 30 g Fire Assay with Gravimetric finish (method GO_FAG30V) with a reporting range of 0.5–10,000 ppm Au. Multi-element geochemical analyses were completed using the 57-element sodium peroxide fusion ICP-AES/ICP-MS package (method GE_ICM91A50), which provides detection limits suitable for trace-level pathfinder elements such as As, Sb, and W relevant to gold mineralization. Analytical work was performed at SGS’s ISO/IEC 17025-accredited facilities, which operate under strict internal QA/QC protocols.

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Foremost Clean Energy Ltd. Management Discussions and Analysis Period Ended June 30, 2026

Lithium analyses were completed using sodium peroxide fusion followed by ICP-AES or ICP-OES determination, methods considered appropriate for lithium-bearing pegmatite systems.

Quality control procedures at SGS include the routine insertion of blanks, certified reference materials (standards), and duplicates at a minimum frequency of 11–12% of all analyses, depending on method and grade classification. Laboratory quality is monitored through SGS’s SLIM Laboratory Information Management System, which automatically flags data exceeding internal precision or accuracy thresholds and triggers reanalysis when necessary.

Foremost’s internal QA/QC protocol includes the insertion of field duplicates, certified standards, and blanks into the sample stream at regular intervals to independently monitor analytical precision and contamination.

All reported intervals represent downhole lengths, and true thicknesses have not yet been determined.

Grass River Property

The Grass River Property is an exploration stage property consisting of 29 claims covering 15,664 acres (6,339 hectares), and is located 6.5 km east of the Zoro Property. The Grass River Property hosts 10 pegmatites exposed in outcrop1, and 7 drill-indicated spodumene-bearing pegmatite dykes2.

Ownership Details

The Property was acquired by on the ground staking after a review of the geological characteristics of the terrain. The claims were registered with the Manitoba Mining Recorder in the Company’s name on January 18, 2022, and originally consisted of 27 claims and 14,873 acres (6,019 hectares) for a total cost of $40,500. On April 3, 2023, the Company announced that an additional 2 claims were staked to increase the number of claims from 27 to 29 and the total property area by 790 acres (320 hectares), to a total amalgamated 15,664 acres (6,339 hectares). The two new claims link the Peg North Lithium Property and Grass River Claims, thereby allowing the optimal application of assessment credits earned from exploration on either property.

Peg North Property

The Peg North Property is an exploration stage property covering 16,697 acres (6,757 hectares) located in the historic mining district of Snow Lake, Manitoba, that captures the northern extension of the Crowduck Bay fault, which is a focal point for the development of lithium-enriched pegmatite dyke clusters.

Ownership Details

In June 2022, the Company entered into an option agreement to acquire a 100% interest in the Peg North claims. The option agreement was amended in May 2023 and July 2026. Under the terms of the amended option agreement, in consideration for making aggregate cash payments of $750,000, issuing Strider Resources common shares having an aggregate value of $750,000, and incurring an aggregate of $3,000,000 in exploration expenditures on or before the sixth anniversary, the Company has the right to acquire a 100% interest in the Peg North Claims, subject only to a 2% net smelter return royalty granted to Strider (the "NSR") (the "First Option"), The obligations under the First Option can be considered fulfilled under the terms as outlined in the schedule below:

a)	the issuance of $750,000 in cash from the Company as follows;
i.	a cash payment of $100,000 on or before June 23, 2022 (paid);
ii.	a cash payment of $100,000 on or before June 28, 2023 (paid);
iii.	a cash payment of $100,000 on or before June 28, 2024 (paid);
iv.	a cash payment of $150,000 on or before June 28, 2025 (paid);
v.	a cash payment of $150,000 on or before June 28, 2026 (paid);

1 Cancelled Assessment File 90611, Manitoba Mining Recorder, Manitoba Natural Resources and Northern Development

2 Bailes, A.H. 1985: Geology of the Saw Lake area, Geological Report GR83-2, 47 pages and Map GR83-2-1

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Foremost Clean Energy Ltd. Management Discussions and Analysis Period Ended June 30, 2026

vi.	a cash payment of $150,000 on or before June 28 2027; and

b)	the issuance of $750,000 in shares of the Company as follows;
i.	the issuance of $100,000 in common shares on or before June 23, 2022 (issued 10,526 shares);
ii.	the issuance of $100,000 in common shares on or before June 9, 2023 (issued 13,072 shares);
iii.	the issuance of $100,000 in common shares on or before June 28, 2024 (issued 28,818 shares);
iv.	the issuance of $150,000 in common shares on or before June 28, 2025 (issued 30,000 shares);
v.	the issuance of $150,000 in common shares on or before June 28, 2026 (issued 65,502 shares);
vi.	the issuance of $150,000 in common shares on or before June 28, 2027; and

c)	incurring exploration expenditures totaling $3,000,000 due on or before June 28, 2028.

Provided that the First Option has been exercised, the Company may purchase from Strider one half (1%) of the NSR for a cash payment of $1.5 million (the “Second Option”) at any time prior to commencement of commercial production.

Jol Property, Manitoba, Canada

In July 2022, Foremost completed the acquisition of 100% of the interest in and to the undersurface mineral rights comprising Manitoba Mineral Disposition No. MB3530 from Mae De Graf (the “MB3530 Property”) by paying $8,000 cash and with the issuance of 364 shares, valued at $2,454. The MB3530 Property is subject to a 2% NSR.

RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025

Total assets	$37,541,077	$39,341,497	$35,938,494	$35,585,010
Total liabilities	$2,434,167	$3,838,299	$1,478,477	$2,689,876
Shareholders’ equity	$35,106,910	$35,503,198	$34,460,017	$32,895,134
Total revenue	$—	$—	$—	$—
Net loss for the period	$(1,034,634)	$(2,732,038)	$(1,922,851)	$(2,649,057)
Basic and diluted loss per share	$(0.06)	$(0.18)	$(0.13)	$(0.21)
Weighted average common shares outstanding	16,351,593	14,548,745	14,354,643	12,689,978

	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024

Total assets	$32,731,248	$27,741,039	$29,640,051	$16,598,937
Total liabilities	$2,870,167	$3,248,777	$3,497,509	$4,237,956
Shareholders’ equity	$29,861,081	$24,492,262	$26,142,542	$12,360,981
Total revenue	$—	$—	$—	$—
Net earnings (loss) for the period	$405,838	$778,565	$(2,012,936)	$(1,523,910)
Basic and diluted earnings (loss) per share	$0.04	$0.07	$(0.23)	$(0.28)
Weighted average common shares outstanding	10,971,481	10,385,315	8,786,943	5,494,542

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Foremost Clean Energy Ltd. Management Discussions and Analysis Period Ended June 30, 2026

Three months ended June 30, 2026, compared with the three months ended June 30, 2025:

The Company had a net comprehensive loss for the three months ended June 30, 2026 of $1,034,634 (2025 – income of $405,838). The increase of $1,440,472 in the net comprehensive loss for the three months ended June 30, 2026, compared to the three months ended June 30, 2025, was primarily due to the following:

•	Consulting of $153,074 (2025 - $91,239) increased by $61,835 and was related to additional consultants hired instead of employess.
•	Investor relations and marketing of $347,137 (2025 - $910,633) decreased by $563,496, which was relaed to a reduction in the Company’s marketing efforts and shareholder communications in the current period.
•	Management and directors’ fees of $615,427 (2025 - $233,114) increased by $382,313 and was related to bonuses to certain employees of the Company.
•	Professional fees of $251,129 (2025 - $344,706) decreased by $93,577 which was mostly related to a decrease in legal and audit fees due to various transactions that occurred last year, including the spin-out transaction resulting in equity accounting.
•	Share-based payments of $201,517 (2025 - $34,725) increased by $166,792 due to the stock option and RSU grants and the valuation using the Black-Scholes valuation model.
•	Gain on derivative liabilities of $394,541 (2025 – loss of $244,095) increased by $638,636 due to the decrease in the Company’s warrant price from $0.965USD at March 31, 2026 to $0.58USD at June 30, 2026. Warrants priced in U.S. dollars are classified as derivative liabilities as the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that would be received by the Company if these warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting year.
•	Gain on spin out transaction of $Nil (2025 - $477,000) decreased as the gain was related to the spin out of Rio Grande in 2025.
•	Loss on investment of $257,627 (2025 – gain of $1,471,188) was related to the shares of Rio Grande recorded as marketable securities due to loss of significant influence in investment.
•	Recovery of flow-through premium liability of $525,702 (2025 - $483,600) increased by $42,102 as a result of exploration activity in the period fulfilling the Company’s obligation to spend the flow thorugh funds, and thus partially reducing the liability.

CAPITAL RESOURCES

The Company intends to use available working capital to fund operations and may issue additional common shares to fund the cost of future exploration programs.

The Company also has certain ongoing option/property payments and maintenance fees/taxes associated with its Athabasca, Zoro, Jean Lake, and Grass River properties as more particularly described in “Overall Performance” above.

During the period from April 1, 2026 to August 11, 2026, the Company:

i)	issued 5,813 common shares pursuant to RSU settlement resulting in reallocation of share-based reserves of $27,129 from reserves to share capital.

ii)	issued 137,590 common shares to Denison at a price of $2.44 per share for aggregate consideration of $335,720 pursuant to the Investor Rights Agreement.

iii)	issued 65,502 common shares at a value of $150,000 pursuant to the Peg North Property option agreement.

iv)	issued 14,048 common shares under the Company’s At-the-market equity facility for aggregate consideration of $25,274.

v)	issued 848,610 common shares to Denison valued at $2,000,000 to complete the Phase 2 earn-in requirements under the option agreement for the Athabasca Properties.

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Foremost Clean Energy Ltd. Management Discussions and Analysis Period Ended June 30, 2026

Net cash used in operating activities for the period ended June 30, 2026 was $1,678,165 compared to cash used of $1,612,720 during the period ended June 30, 2025.

Net cash used in investing activities for the period ended June 30, 2026 was $2,458,050 compared to $2,233,429 during the period ended June 30, 2025.

Net cash provided by financing activities for the period ended June 30, 2026 was $335,720 compared to $4,733,480 during period ended June 30, 2025. The net decrease was due to a decline in warrant and option exercises for gross proceeds of $Nil (2025 - $4,737,329), share issuances for gross proceeds of $335,720 (2025 - $Nil), and loan payments of $Nil (2025 - $52,935).

CONTRACTUAL OBLIGATIONS

Other than described in “Capital Resources” and certain stock option and consulting agreements, the Company does not presently have any other material contractual obligations other than those outlined in “Transactions with Related Parties”.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

CHANGE IN MANAGEMENT

On July 21, 2026, the Company announced the appointment of Mr. David Cates as Interim President & Chief Executive Officer following the departures of Mr. Jason Barnard, who served as President & Chief Executive Officer, and Ms. Christina Barnard, who served as the Company's Chief Operating Officer.

RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them. The remuneration that was paid or accrued to the directors and other members of key management personnel during the period ended June 30, 2026 and 2025 was as follows:

For the period ended June 30, 2026:	Management fees	Director fees	Consulting	Share-based payments	Total
Former CEO, current Director Jason Barnard	$281,653	$—	$—	$61,399	$343,052
Former COO, Christina Barnard	192,211	—	—	28,557	220,768
Chief Financial Officer, Dong Shim	22,500	—	—	5,391	27,891
VP of exploration, Cameron Mackay	68,063	—	—	13,861	81,924
Denison	—	—	6,000	—	6,000
Director, Andrew Lyons	—	8,750	—	13,996	22,746
Interim CEO and Director, David Cates	—	8,750	—	13,996	22,746
Director, Amanda Willett	—	7,500	—	13,996	21,496
Director, Douglas Mason	—	10,000	—	19,993	29,993
Director, Peter Espig	—	10,000	—	9,278	19,278
	$564,427	$45,000	$6,000	$180,467	$795,894

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For the period ended June 30, 2025:	Management fees	Director fees	Consulting	Share-based payments	Total
Former CEO and current Director, Jason Barnard	$83,654	$—	$—	$—	$83,654
Former COO, Christina Barnard	69,710	—	—	—	69,710
Chief Financial Officer, Dong Shim	22,500	—	—	—	22,500
VP of exploration, Cameron Mackay	13,750	—	—	—	13,750
Denison	—	—	6,000	—	6,000
Director, Andrew Lyons	—	7,500	—	—	7,500
Interim CEO and Director, David Cates	—	8,750	—	—	8,750
Director, Amanda Willett	—	8,750	—	—	8,750
Director, Douglas Mason	—	12,500	—	—	12,500
	$189,614	$37,500	$6,000	$—	$233,114

For the period ended June 30, 2026, the Company granted an aggregate of 177,143 RSUs and 233,333 stock options to related parties (directors and officers). As at June 30, 2026, none of RSU were vested. 59,047 RSU and 77,777 stock options will vest on April 1, 2027, 59,048 RSU and 77,778 stock options will vest on April 1, 2028 and remaining 59,048 RSU and 77,778 stock options will vest on April 1, 2029.

For the year ended March 31, 2026, the Company granted an aggregate of 382,575 RSUs to related parties (directors and officers). As at June 30, 2026, 127,525 of RSU were vested. 127,525 RSU will vest on April 1, 2027 and remaining 127,525 RSU will vest on April 1, 2028.

For the year ended March 31, 2025, the Company granted an aggregate of 162,287 RSUs and 103,031 stock options to related parties (directors and officers). As at June 30, 2026, all awards were fully vested except for 29,891 RSUs and 8,233 stock options, which are scheduled to vest on April 1, 2027.

During the year ended March 31, 2023, the Company entered into a loan agreement to borrow $1,145,520 from Jason Barnard and Christina Barnard. During the year ended March 31, 2026, the Company repaid the remaining balance owing on the loan and incurred interest of $14,993.

During the year ended March 31, 2026, the Company issued 485,000 common shares to Denison at a price of $2.20 per share for aggregate consideration of $1,067,000 pursuant to Investor Right Agreement. The Company also paid or accrued $15,000 in technical committee fees.

During the period ended June 30, 2026, the Company issued 137,590 common shares to Denison at a price of $2.44 per share for aggregate consideration of $335,720 pursuant to Investor Rights Agreement. The Company also paid or accrued $6,000 in technical committee fees.

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Foremost Clean Energy Ltd. Management Discussions and Analysis Period Ended June 30, 2026

The amounts due to/from related parties included in accounts receivable, and accounts payable and accrued liabilities, are unsecured, non-interest bearing, and have no specific terms of repayment, and are as follows:

	June 30, 2026	March 31, 2026

Former CEO and current Director, Jason Barnard	$98,654	$90,000
Former COO, Christina Barnard	77,827	70,615
Former Directors	27,000	27,000
Denison	3,150	6,000
Due to current and former directors, officers and companies controlled by them	$206,631	$193,615

Due from Rio Grande	$32,142	$32,142
Promissory note due from Rio Grande	$278,290	$276,304

The amounts due are unsecured, non-interest bearing, and have no specific terms of repayment.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Please refer to the condensed interim consolidated financial statements on www.sedarplus.ca.

FINANCIAL AND OTHER INSTRUMENTS

Capital and Financial Risk Management

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue securities.

The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from fiscal year 2026 (see our quarterly and annual filings).

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

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Foremost Clean Energy Ltd. Management Discussions and Analysis Period Ended June 30, 2026

The fair value of the Company’s long-term investment and derivative liability were calculated using Level 1 inputs.

The carrying value of cash, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of cash. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions and monitors the incoming sublease monthly payments to ensure they are current.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2026, the Company had a cash balance of $2,541,710 (March 31, 2026 – $6,342,205) to settle current liabilities of $2,434,167 (March 31, 2026 – $3,838,299). All of the Company’s financial liabilities, except only certain loans payable, have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and option agreement payments that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. The Company does not have material net assets in a foreign currency.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. The Company does not currently generate revenue so has limited exposure to price risk.

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Foremost Clean Energy Ltd. Management Discussions and Analysis Period Ended June 30, 2026

STATEMENT OF CLAIM

On June 3, 2025, Foremost was served a statement of claim filed with the Ontario Superior Court of Justice by John Gravelle, a former President and Chief Executive Officer of Foremost, with respect to the termination of his employment with Foremost in 2022 and alleging wrongful dismissal. The claim seeks unspecified damages. The Company disputes the allegations and intends to vigorously defend against the claims.

The Company is also involved, from time to time, in various legal actions and claims in the ordinary course of business.

Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the ultimate timing or outcome cannot be predicted, or possible losses or a range of possible losses cannot be reasonably estimated.

OTHER MD&A REQUIREMENTS

Disclosure of Outstanding Security Data as at August 11, 2026.

As of August 11 2026, the following common shares, stock options and warrants were issued and outstanding:

Issued and Outstanding Common Shares – 17,352,143 common shares

Issued and Outstanding Stock Options:

Expiry Date	Exercise Price	Balance August 11, 2026	Exercisable August 11, 2026

August 25, 2026	$5.15	17,500	17,500
September 6, 2026	$6.01	7,500	7,500
November 1, 2026	$6.83	10,000	10,000
December 1, 2026	$4.98	20,000	20,000
September 6, 2028	$6.01	60,000	60,000
April 1, 2029	$2.51	32,837	32,837
November 15, 2029	$2.51	6,815	6,815
February 12, 2030	$1.38	9,200	9,200
June 11, 2031	$2.30	266,036	—
Total		429,888	163,852

Issued and Outstanding Warrants:

Expiry Date	Exercise Price	Balance August 11, 2026

August 24, 2028	$ USD 6.25	800,000
March 31, 2028	$4.40	845,100
November 14, 2026	$4.00	2,216,800
Total		3,861,900

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Foremost Clean Energy Ltd. Management Discussions and Analysis Period Ended June 30, 2026

Issued and Outstanding Agents Warrants:

Expiry Date	Exercise Price	Balance August 11, 2026

March 31, 2028	$3.40	98,892
August 21, 2028	$ USD 6.25	40,000
Total		138,892

Issued and Outstanding Restricted Share Units:

Grant Date	Balance August 11 2026

November 15, 2024	85,720
February 12, 2025	7,088
July 2, 2025	407,935
October 27, 2025	14,970
June 11, 2026	201,970
Total	717,683

Except as disclosed above, there are no other options, warrants or other rights to acquire common shares of the Company outstanding. However, see “Overall Performance” for details of certain optional common share payments that the Company will be required to make in order to maintain and/or exercise its existing option agreements to acquire certain material property interests (the Manitoba Property Claims or the Athabasca Property Claims).

Additional Disclosure for Junior Issuers

The Company does not have sufficient working capital to cover its estimated operating and exploration expenses for the 12 months following. Thus, the Company will require additional funds to cover its estimated general and administrative expenses. There can be no assurance that financing, whether debt or equity, will be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. See “Risks and Uncertainties” below. Please refer to these condensed interim consolidated financial statements for information on the exploration expenditures on a property-by-property basis.

Risks and Uncertainties

For a more detailed discussion of the risk factors affecting the Company, please refer to the Company’s annual filings for the year ended March 31, 2026 which can be assessed on the SEDAR+ website at www.sedarplus.ca. The risks and uncertainties remained unchanged for the period ended June 30, 2026.

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